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AS
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09055471

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66889

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALTERNATIVE ASSET INVESTMENT MANAGEMENT SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 FIFTH AVE FIFTH FLOOR
(No. and Street)

NEW YORK — NY — 10015
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

VICTOR PARK — 212 521 6795
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOHN C COMPARATO CPA PC
(Name – *if individual, state last, first, middle name*)

764 RT 25A — SETAUKET — NY — 11733
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 04 2009
THOMSON REUTERS

SEC Mail Processing Section
FEB 23 2009
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, VICTOR PARK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALTERNATIVE ASSET INVESTMENT MANAGEMENT SECURITIES LLC, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

Markus L. Karr
NOTARY PUBLIC, State of New York
No. 01KA5035535
Qualified in Westchester County
Commission Expires November 7, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALTERNATIVE ASSET INVESMENT MANAGEMENT SECURITIES LLC

REPORT ON EXAMINATION OF FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2008

ALTERNATIVE ASSET INVESTMENT MANAGEMENT SECURITIES LLC

INDEX
DECEMBER 31, 2008

P.O. Box 588 ■ Stony Brook, NY 11790
631.689.0400 ■ 631.689.2877 Fax

JPC

JOHN P. COMPARATO C.P.A., P.C.

February 12, 2009

To the Board of Directors
Alternative Asset Investment Management Securities LLC

We have audited the accompanying statements on financial condition of Alternative Asset Investment Management Securities LLC as of December 31, 2008 and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in conformity with general accepted accounting principles, the financial position of Alternative Asset Investment Management Securities LLC as of December 31, 2008, the results of its operations and cash flows for the year then ended.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole of Alternative Asset Investment Management Securities LLC. The supplemental information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

John P Comparato

John P. Comparato

JPC.bcd

ALTERNATIVE ASSET INVESTMENT MANAGEMENT SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS	
CURRENT ASSETS	
Cash	$ 157,385
Commissions Receivable	86,842
	244,227
FIXED ASSETS	
Net of Accumulated Depreciation of $22,959	53,754
TOTAL ASSETS	$ 297,969
LIABILITIES AND MEMBERS' CAPITAL	
CURRENT LIABILITIES	
Accounts Payable and Accrued Expenses	$ 29,340
Corporate taxes Payable	10,274
	39,614
MEMBERS' CAPITAL	258,355
	$ 297,969

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

ALTERNATIVE ASSET INVESTMENT MANAGEMENT SECURITIES LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2008

REVENUE	$ 3,615,577
EXPENSES	
Commissions Expense	966,426
Professional Fees	85,838
Payroll & Payroll Taxes	3,696
Regulatory Fees & Clearing Costs	23,386
Rent Expense	35,526
Office Expense	16,339
Dues and Subscriptions	14,109
Travel & Entertainment	18,230
Insurance	21,388
Other Expenses	87,275
Depreciation Expense	16,260
Pension Expense	91,000
TOTAL EXPENSES	1,379,473
NET INCOME BEFORE INCOME TAXES	2,236,104
PROVISION FOR INCOME TAXES	92,192
NET INCOME	$ 2,143,912

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

ALTERNATIVE ASSET INVESTMENT MANAGEMENT SECURITIES LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL
YEAR ENDED DECEMBER 31, 2008

Balance Dec. 31, 2007	$ 275,024
Contribution	64,887
Distributions	<2,225,468>
Net Income	2,143,912
Balance Dec. 31, 2008	$ 258,355

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

ALTERNATIVE ASSET INVESTMENT MANAGEMENT SECURITIES LLC

STATEMENT OF CHANGES IN CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income <Loss>	$ 2,143,912
Depreciation, Net of Additions	16,620
Increase in Accounts Payable & Accrued Expenses	<3,041>
Decrease in Commission Receivables	<28,029>
Increase in Taxes Receivables	1,774
NET CASH PROVIDED BY OPERATING ACTIVITIES	2,131,236
NET CASH USED BY FINANCING ACTIVITIES	<2,099,321>
NET INCREASE IN CASH	31,515
CASH AT BEGINNING OF YEAR	125,870
CASH AT END OF YEAR	$ 157,385

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

ALTERNATIVE ASSET INVESTMENT MANAGEMENT SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 1 – NATURE OF BUSINESS AND ORGANIZATION

Alternative Asset Investments Management Securities LLC ("The Company"), incorporated under the laws of the State of New York as a registered broker-dealer with the Securities and Exchange Commission. The Company is also a member of the National Association of Securities Dealers, Inc. The Company's registration became effective in 2002.

NOTE 2 – SIGNIFICANT ACCOUNTING PRINCIPLES

(a) The Company records securities transactions (and related commission revenue and expense) on a settlement date basis. Revenues and expenses would not be materially different if reported on a trade basis.
(b) The process of preparing financial statement in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

NOTE 3 – INCOME TAXES

The Company has elected to be taxed as a Limited Liability Corporation, in which income and loses flow directly to the stockholder. Therefore, no provision for federal and state corporate taxes has been made.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2008, the Company had a net capital of $117,771 which exceeded requirements of $5,000 by $112,771. The Company's net ratio was .34 to 1.

ALTERNATIVE ASSET INVESTMENT MANAGEMENT SECURITIES LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

NET CAPITAL	$ 258,355
Total Ownership Equity	
Add:	
Liabilities Subordinated to Claims of General Creditors	
Allowable in Computation on Net Capital	-
Other (Deductions) or allowable credits	-
Total Capital and Allowable Subordinated Liabilities	$ 258,355
Deductions and/or Charges:	
Non-Allowable Assets	140,584
Net Capital before Haircuts on Securities Positions	117,771
Haircuts on Securities Positions	-
Net Capital	$ 117,771
AGGREGATE INDEBTEDNESS	
Items included in the Statement of Financial Condition:	
Accounts Payable and Accrued Expenses	29,340
Corporate Taxes Payable	10,274
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Requirement	5,000
Excess Net Capital @ 1000%	113,810
Ratio: Aggregate Indebtedness to Net Capital	.34

THERE IS NO DIFFERENCE BETWEEN THIS AUDITED COMPUTATION OF NET CAPITAL AND THAT INCLUDED AND THAT INCLUDED IN THE COMPANY'S UNAUDITED DECEMBER 31, 2008 FOCUS PART II FILING.

P.O. Box 588 ▪ Stony Brook, NY 11790
631.689.0400 ▪ 631.689.2877 Fax

JOHN P. COMPARATO C.P.A., P.C.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
Alternative Asset Investments Management Securities LLC

We have examined the financial statements of Alternative Asset Investments Management Securities LLC for the year ended December 31, 2008 and have issued our report therein dated February 12, 2009. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(l1) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts,, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodian functions relating to customers securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and practices and procedures referred to in the preceding paragraph, In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and practices and procedures to in the preceding paragraph to assess whether those practices and procedures can be expected to achieve the Commissions above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from the unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to a future period is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation for the limited purpose described in the first paragraph would not necessarily disclose all material weakness in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Alternative Asset Investments Management Securities LLC as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on this study, we believe that the Company's practices and procedures at December 31, 2008 meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

John P. Comparato

John P. Comparato

JPC.bcd

END